Audio Idea Labs Inc.

Financial Statements and Report

December 31, 2021

Table of Contents



Independent Accountant's Review Report

Amit Kukreja
Audio Idea Labs Inc.
Sayreville, NJ

We have reviewed the accompanying financial statements of Audio Idea Labs Inc. (the company), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended (since incorporation on April 28, 2021), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Audio Idea Labs Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 4 to the financial statements, the company is pre-revenue and has relied on capital from its owners to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Philip Debaugh, CPA

OWINGS MILLS, MD
May 16, 2022

Audio Idea Labs Inc.

Balance Sheet

As of December 31, 2021

	2021
	$
Assets	
Current Assets	
Cash and cash equivalents	126
Total Current Assets	126
Total Assets	126
Liabilities & Stockholders' Equity	
Liabilities	
Stockholders' Equity	
Common stock, authorized 10,000,000 shares; 8,000,000 shares issued and outstanding; $0.0001 par value per share	80
Additional paid-in capital	2,455
Retained Earnings (Accumulated Deficit)	(2,409)
Total Stockholders' Equity	126
Total Liabilities & Stockholders' Equity	126

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Audio Idea Labs Inc.
Statement of Income
For the period ended December 31, 2021

	2021
	$
Operating Expenses	
Communications and information technology	1,610
Memberships and licenses	799
Total Operating Expenses	2,409
Net Income (Loss)	(2,409)

5

Audio Idea Labs Inc.

Statement of Changes in Stockholders' Equity

For the period ended December 31, 2021

	Common Stock Shares	Common Stock Amount $	Additional Paid-In Capital $	Retained Earnings (Accumulated Deficit) $	Total Stockholders' Equity $
Balance at April 28, 2021	0	-	-	-	-
Net income (loss)	0	-	-	(2,409)	(2,409)
Capital Contributions	0	-	2,455	-	2,455
Issuance of common stock	8,000,000	80	-	-	80
Balance at December 31, 2021	8,000,000	80	2,455	(2,409)	126

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Audio Idea Labs Inc.
Statement of Cash Flows
For the period ended December 31, 2021

	2021
	$
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(2,409)
Cash Flows from Financing Activities	
Proceeds from issuance of common stock	80
Capital contributions	2,455
Net Cash Provided by (Used in) Financing Activities	2,535
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	126
Cash, cash equivalents, and restricted cash at beginning of period	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	126

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Audio Idea Labs Inc.
Notes to the Financial Statements
For the period ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

Audio Idea Labs Inc. (the Company) is a technology platform that allows users to upload and consume audio content. The platform is available across web and mobile across the world. The platform is currently not generating revenue but plans to in the future through digital audio advertising. The Company was incorporated in the state of Delaware on April 28, 2021 and these financial statements cover the period from incorporation through December 31, 2021.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair

Audio Idea Labs Inc.
Notes to the Financial Statements
For the period ended December 31, 2021

values due to their relatively short-term nature.

d. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. Cash consists of funds held in a business checking account.

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected

Audio Idea Labs Inc.
Notes to the Financial Statements
For the period ended December 31, 2021

to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company experienced a net operating loss in their first year of operations and has fully reserved that deferred tax asset and has no current income tax liability.

g. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 10,000,000 shares with a $0.00001 par value per share.

As of December 31, 2021 the total number Common Shares issued and outstanding was 8,000,000.

3. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

4. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the Company incurred losses from operations and the Company has relied on capital contributions from its founders to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital through a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Audio Idea Labs Inc.
Notes to the Financial Statements
For the period ended December 31, 2021

5. Subsequent events

In April 2022, the Company entered into non-refundable Simple Agreement for Future Equity (SAFE) agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement. The post-money valuation cap is $5,000,000. The Company raised $62,500 from accredited investors through these SAFE's.

Management evaluated all activity of the Company through May 16, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.